UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Select Interior Concepts, Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

816120307
(CUSIP Number)

Xavier Corzo
11111 Santa Monica Blvd., Suite 1275
Los Angeles, CA 90025
Telephone: 310-919-5401
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
(Page 1 of 7 Pages)
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 816120307	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
SOLACE CAPITAL PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN, HC

CUSIP NO. 816120307	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
SOLACE GENERAL PARTNER, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP NO. 816120307	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
SOLACE CAPITAL SPECIAL SITUATIONS FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP NO. 816120307	SCHEDULE 13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS
GATEWAY SECURITIES HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP NO. 816120307	SCHEDULE 13D	Page 6 of 7 Pages

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons on October 5, 2018, as amended by Amendment No. 1, filed on October 5, 2018, and Amendment No. 2, filed on August 11, 2021 (collectively, the “Schedule 13D”) relating to the Class A Common Stock, par value $0.01 per share (the “Shares”), of Select Interior Concepts, Inc. (the “Issuer”), whose principal executive offices are located at 4900 East Hunter Avenue, Anaheim, California 92807.

All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D is unmodified.  This Amendment constitutes an exit filing of the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed in Amendment No. 2, on August 8, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Astro Stone Intermediate Holding, LLC (“Parent”), an affiliate of Sun Capital Partners, Inc., a private equity firm, and Astro Stone Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

On October 21, 2021, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Subsidiary was merged with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”): (i) each issued and outstanding Share was cancelled and converted into the right to receive $14.50 per Share in cash, without interest (the “Merger Consideration”); (ii) each outstanding service-based restricted stock unit, performance-based restricted stock unit and share of restricted stock of the Company (each, a “Restricted Stock”) was canceled, and each holder of each such Restricted Stock received the right to receive for each such Restricted Stock an amount in cash equal to the Merger Consideration.  Upon the completion of the Merger, the Issuer became a privately held company and the Shares are no longer listed on any public markets.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b)
Upon the Closing of the Merger, the Reporting Persons may be deemed to beneficially own, and have sole and shared voting and dispositive power over, 0 Shares, representing 0.0% of the outstanding Shares.

(c)
Upon the Closing of the Merger, each of the 4,109,497 Shares held directly by Solace Fund and each of the 16,054 Shares, including Restricted Stock, granted to Brett Wyard in connection with his service on the Issuer’s board of directors and beneficially owned by Solace Capital, was cancelled and converted into the right to receive $14.50 per Share in cash, without interest.  Except as disclosed in this Amendment No. 3, no other transactions in Shares were effected during the past 60 days by the Reporting Persons.

(d)
No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Upon the Closing of the Merger on October 21, 2021, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

CUSIP NO. 816120307	SCHEDULE 13D	Page 7 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 22, 2021

SOLACE CAPITAL PARTNERS, L.P.

By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Financial Officer & Chief Compliance Officer

SOLACE GENERAL PARTNER, LLC

By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Financial Officer & Chief Compliance Officer

SOLACE CAPITAL SPECIAL SITUATIONS FUND, L.P.

By:	Solace Capital Partners, L.P., its Investment Manager

By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Financial Officer & Chief Compliance Officer

GATEWAY SECURITIES HOLDINGS, LLC

By:	Solace Capital Partners, L.P., its Manager

By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Financial Officer & Chief Compliance Officer